Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279773

PROSPECTUS SUPPLEMENT

(to Prospectus dated December 2, 2024)

1,770,000 American Depositary Shares representing

885,000,000

Ordinary Shares

Kazia Therapeutics Limited

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated December 2, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-279773), with the information contained in our current report on Form 6-K, furnished to the Securities and Exchange Commission on June 10, 2025 (the “June 10, 2025 Form 6-K”). Accordingly, we have attached the June 10, 2025 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The ADSs are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “KZIA.” On June 9, 2025, the last reported sale price of the ADSs on Nasdaq was $5.30 per ADS.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and the “Risk Factors” in “Item 3. Key Information-D. Risk Factors” of our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus, as well as in any other recently filed reports and, if any, in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 10, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 9, 2025, Kazia Therapeutics Limited (the “Company”) reported its unaudited half-year results for the six months ended December 31, 2024, a copy of which is attached to this Form 6-K as Exhibit 99.1.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statements on Form F-3 (File No. 333-276091 and 333-281937).

EXHIBIT LIST

Exhibit	Description

99.1	Half-year report for the six months ended December 31, 2024

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer

Date: 10 June 2025

Exhibit 99.1

Kazia Therapeutics Limited

ABN 37 063 259 754

Half Yearly Report - 31 December 2024

Kazia Therapeutics Limited Directors’ report 31 December 2024

The directors present their report, together with the financial statements, on the Consolidated entity (referred to hereafter as the ‘Consolidated entity’) consisting of Kazia Therapeutics Limited (referred to hereafter as the ‘Consolidated entity’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year ended 31 December 2024.

Directors

The following persons were directors of Kazia Therapeutics Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Iain Ross

Bryce Carmine

Steven Coffey

Ebru Davidson

Dr John Friend

Robert Apple

Principal activities

During the financial year the principal continuing activity of the Consolidated entity consisted of pharmaceutical research and development with a view to commercialising the results of our research through license transactions or other means.

Review of operations

The loss for the Consolidated entity after providing for income tax amounted to $10,453,811 (31 December 2023: $8,823,513).

The attached financial statements detail the performance and financial position of the Consolidated entity for the half-year ended 31 December 2024.

Cash resources

At 31 December 2024, the Consolidated entity had total funds of $3,064,308 comprising cash in hand and at bank.

Going concern

The half-year financial report has been prepared on a going concern basis, which assumes continuity of normal activities and the realisation of assets and the settlement of liabilities in the ordinary course of business. For the period ended 31 December 2024 the Consolidated Entity incurred a loss after income tax of $10,453,811 (31 December 2023: $8,823,513), was in a net current liability position of $ 13,105,757 (30 June 2024: $19,652,664) and had net cash outflows from operating activities of $8,420,244 (31 December 2023: $6,334,872) for the half-year ended 31 December 2024.

As is often the case with drug development companies, the Company has not generated significant revenues, nor does the Company anticipate generating significant revenues in the near future. The ability of the Consolidated Entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities, and from other sources of revenue such as grant funding.

The events and conditions noted above give rise to the existence of a material uncertainty that may cast significant doubt about the Consolidated entity’s ability to continue as a going concern and, therefore, the Consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

Kazia Therapeutics Limited Directors’ report 31 December 2024

The Directors note the following with regards to the ability of the Consolidated entity to continue as a going concern:

•

The at-the-market’ equity program (“ATM”) allows the Company to raise capital dynamically in the market, with no discount, no warrant coverage, and modest banking fees, allowing it to fund operations with minimal dilution to existing shareholders. An ATM with Oppenheimer & Co. Inc. (Oppenheimer) as sales agent was established in May 2022. Under the ATM, Kazia may offer and sell via Oppenheimer, in the form of American Depository Shares (ADSs), with each ADS representing 100 ordinary shares as at 31 December 2024. Subsequent to 31 December 2024 each ADS represents 500 ordinary shares. Further information in relation to this change is detailed in the ‘Matters subsequent to the end of the financial half-year’ and Note 20 of these financial statements. Kazia entered into an Equity Distribution Agreement, dated as of 22 April 2022 (the “Sales Agreement”), with Oppenheimer, acting as sales agent for an initial capacity of US$35 million. On 4 September 2024, the Equity Distribution Agreement was amended to increase the aggregate offering price to US$50 million. From July through December 2024, the Consolidated Entity raised total proceeds of US$4,190,155 using the ATM facility, the remaining capacity of US$36.9 million of its ordinary shares.

•	The Consolidated Entity also raised total proceeds of A$2,496,182 through its equity line of credit facility during the period, the remaining capacity on the equity line of credit is US$12,888,123.

•	On 30 March 2025 the Consolidated entity generated US$1,000,000 on the sale of cantrixil patents and trademarks.

The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore additional funding sources in both Australia and overseas including grant funding, licensing opportunities and equity investment opportunities in the Company.

Accordingly, the directors have prepared the consolidated financial statements on a going concern basis. Should the above circumstances not eventuate the entity may be unable to realise its assets and discharge it liabilities in the normal course of business and at the amounts stated in these consolidated financial statements.

Research and development report

The lead program for the Consolidated entity is paxalisib (formerly known as GDC-0084), a small-molecule dual inhibitor of the phosphatidylinositide 3-kinase (PI3K) pathway and the mammalian target of rapamycin (mTOR), which was licensed from Genentech, Inc. in October 2016. The development candidate is distinguished from the majority of molecules in this class by its ability to cross to the blood-brain barrier, which has been demonstrated in multiple animal species and confirmed in human data.

Paxalisib is protected by granted or pending composition-of-matter patents in all commercially relevant territories. Loss of exclusivity varies between territories but is no earlier than 2030 in any territory. Paxalisib was granted Orphan Drug Designation (ODD) for glioblastoma by the US FDA in February 2018, and for the broader indication of glioma in August 2020. Paxalisib was granted Rare Pediatric Disease Designation (RPDD) for certain forms of childhood brain cancer by the US FDA in August 2020 and was also granted Fast Track Designation for glioblastoma in August 2020. In addition, paxalisib was granted ODD by the US FDA for the treatment of atypical rhabdoid/teratoid tumours (AT/RT), a rare pediatric brain cancer, in June 2022 and RPDD in July 2022. Paxalisib in combination with radiation therapy was also granted Fast Track Designation for patients with solid tumor brain metastases and PI3K pathway mutations in July 2023. Collectively, these special designations provide paxalisib with enhanced access to the FDA, a waiver of PDUFA fees, a period of data exclusivity and, in the specific cases of RPDD, the potential to secure a pediatric Priority Review Voucher (pPRV) should paxalisib be approved in either of these indications.

Paxalisib has completed a 47-patient phase I clinical study under Genentech in patients with progressive or recurrent high grade glioma (NCT01547546), which showed the drug to be generally safe and well-tolerated, and which provided pharmacodynamic proof of concept and signals of potential clinical activity. This study was published in Clinical Cancer Research, and a companion paper detailing a post hoc analysis of imaging data from the study has been published in the same journal.

In 2020, Kazia completed a phase II clinical trial of paxalisib in newly diagnosed glioblastoma patients with unmethylated MGMT promotor status (NCT03522298), which is expected to be the primarily target population at commercial launch. This study has confirmed the safety profile and pharmacokinetic parameters of the drug in this specific population, and has provided convincing signals of clinical efficacy. Final data from the completed phase ll study of paxalisib was presented at several neuro-oncology and medical oncology conferences. The key findings included a median overall survival of 15.7 months, which compares favorably to the figure of 12.7 months that has been reported for temolozolomide, the existing standard of care.

Kazia Therapeutics Limited Directors’ report 31 December 2024

In October 2020, the Consolidated entity executed a definitive agreement with the Global Coalition for Adaptive Research (GCAR) to introduce paxalisib into the ongoing adaptive platform study, GBM AGILE (NCT03970447). This study is designed to provide substantial evidence for approval of new drugs in glioblastoma, and is intended to serve as the pivotal study for paxalisib in US, EU, and other markets. The first patient recruited by a site opened to the paxalisib arm occurred on 7 January 2021. In November 2021, the study opened to recruitment in Canada. Expansion to several countries in Europe was completed during CY2022. Final data from the GBM AGILE study was obtained during 1H CY2024.

On 1 August 2022, the Consolidated entity announced that it had been informed by GCAR that the paxalisib arm had not graduated to the second stage of the GBM AGILE study, and that recruitment had therefore completed with approximately 150 patients enrolled to the first stage. Those patients remain ongoing, with initial data obtained in 1H CY2024. The interim ‘graduation’ analysis may have been affected by the rapid and back-loaded recruitment profile of the study and does not preclude a positive outcome in the final data.

On 10 July, 2024, Kazia announced results from the GBM-AGILE study. A total of 313 newly diagnosed unmethylated (“NDU”) patients and recurrent patients were randomized to either a paxalisib treatment arm (up to 60 mg/day) or the Standard of Care (“SOC”) concurrent control arm from January 2021 to May 2022. For the primary analysis the median Overall Survival (“OS”) was 14.77 months for paxalisib-treated NDU patients (n=54) versus 13.84 months for cumulative SOC NDU patients (n=75). For a prespecified secondary analysis in the NDU patients, median OS was 15.54 months in the paxalisib arm (n=54) versus 11.89 months for concurrent SOC (n=46). In addition, a prespecified sensitivity analysis in NDU patients showed similar median OS difference between paxalisib treated patients (15.54 months) and concurrent SOC patients (11.70 months). An efficacy signal was not detected in the recurrent disease population (median OS of 9.69 months for concurrent SOC (n=113) versus 8.05 months for paxalisib (n=100). Based on the totality of data available from all completed paxalisib clinical studies in newly diagnosed unmethylated GBM patients, Kazia met with the FDA in December 2024 to discuss the results and determine next steps for paxalisib. Formal minutes of this meeting and confirmation of the discussion outcome was not provided to Kazia until January 2025. FDA informed Kazia that a phase III study would be required for approval and commercialization of paxalisib. As of the time of this report, the company is evaluating options, partners as well as assessing costs and timelines for executing the phase III clinical study.

Eight investigator-initiated studies continued to progress during the period: a phase ll study in DIPG and other diffuse midline pediatric gliomas run by the Pacific Pediatric Neuro-Oncology Consortium (PNOC) (NCT05009992) (see description below), a phase II study with paxalisib in HER2+ breast cancer brain metastases at Dana-Farber Cancer Institute in Boston, MA (NCT03765983), a phase II multi-drug, genomically-guided study in brain metastases run by the Alliance for Clinical Trials in Oncology (NCT03994796), a phase I study with paxalisib in combination with radiotherapy for brain metastases at Memorial Sloan Kettering Cancer Center in New York, NY (NCT04192981), a phase II study with paxalisib in primary CNS lymphoma at Dana-Farber Cancer Institute in Boston, MA(NCT04906096), a phase ll study in glioblastoma with ketogenesis run by Weill Cornell Medicine (NCT05183204), a phase I study in low grade glioma run by University of Sydney (LUMOS2) and a phase I study in children with high grade glioma and PI3K pathway mutations (OPTIMISE). o

In December 2022, the Consolidated entity announced the existence of a research collaboration with the Queensland Institute of Medical Research, to explore the use of paxalisib as an immodulator in the treatment of solid tumours. This work potentially identifies a novel mechanism of action for the drug, and consequently has been patented to secure novel intellectual property. Potentially, the project may support use of the drug in combination with immuno-oncology therapies.

The Consolidated entity’s second R&D program is EVT801, a small-molecule selective inhibitor of vascular endothelial growth factor receptor 3 (VEGFR3), which was licensed from Evotec SE in April 2021. The development candidate exhibits a very high degree of selectivity for VEGFR3 over other protein kinases, and this is expected to be associated with a favourable toxicity profile in the clinic and, potentially, a lesser propensity for secondary resistance.

A phase I multiple-ascending dose study of EVT801 in patients with advanced cancer (NCT05114668) has completed enrolment and final data is expected in 2H CY2025.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the Consolidated entity during the financial half-year.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2024

Matters subsequent to the end of the financial half-year

On 14 January 2025 the company executed a direct offering with existing fundamental healthcare investor, Alumni Capital LP, of 1,333,333 of the Company’s American Depositary Shares (“ADSs”) (or ADS equivalents in lieu thereof), each ADS representing 100 ordinary shares of the Company, at a purchase price of US$1.50 per ADS (or ADS equivalent in lieu thereof) and concurrent private placement of unregistered warrants to purchase up to an aggregate of 1,333,333 ADSs. The warrants will have an exercise price of US$1.50 per ADS, will be immediately exercisable upon issuance, and will expire five and one-half years from the date of issuance.

Additionally, on 14 January 2025, Maxim (broker) received 40,000 warrants - ex price $1.50 with an expiry of 14 July 2030

Further, Alumni Capital LP received 553,440 ADSs paying US$1.50 per ADS for a total of US$830,160 and received 779,893 pre-funded warrants with an ex-price of US$0.0001 paying US$1.4999 per prefunded warrant for a total of US$1,169,839.50. All 779,893 warrants were exercised on 30 January 2025. After fees of $139,999.98 were paid, the Company received US$1,859,999.52.

On 11 February 2025, the company executed a pull down against the existing ELOC agreement with Alumni Capital LP, in the amount of US$575,700 for 600,000 ADSs

On 31 March 2025, the Company announced the sale of all intellectual property and trademarks rights to Cantrixil for US$1 million.

On 1 April 2025, Kazia announced that it planned to affect an ADS ratio change to change the ratio of ADSs to ordinary shares from one ADS to one hundred ordinary shares to the new ratio of one ADS to five hundred ordinary shares. The ADS ratio change will have the same effect as a one-for-five reverse ADS split for Kazia’s ADS holders. There will be no change to Kazia’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS ratio change. The ADS ratio change became effective on 17 April 2025.

On 12 May 2025, the company executed a pull down against the existing ELOC agreement with Alumni Capital LP, in the amount of US$91,770 for 30,000 ADSs.

On 12 May 2025, the Company received a notification (the Notification) from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (Nasdaq) notifying the Company that from 28 March 2025 to 9 May 2025, the Company’s Market Value of Listed Securities (MVLS) was below the minimum of $35 million. The Notification has no immediate impact on the Company’s operations or listing and Kazia’s American Depositary Shares (ADSs) will continue to trade on the Nasdaq Capital Market under the ticker “KZIA”. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has 180 calendar days to regain compliance with the MVLS Requirement.

No other matter or circumstance has arisen since 31 December 2024 that has significantly affected, or may significantly affect the Consolidated entity’s operations, the results of those operations, or the Consolidated entity’s state of affairs in future financial years.

Auditors independence declaration

A copy of the auditors independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors report.

This report is made in accordance with a resolution of Directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the Directors

/s/ Steven Coffey
Steven Coffey
Board Member 5 June 2025
Sydney

Kazia Therapeutics Limited Auditor’s independence declaration

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Parkline Place Level 25, 252 Pitt Street Sydney NSW 2000 Australia

DECLARATION OF INDEPENDENCE BY GARETH FEW TO THE DIRECTORS OF KAZIA THERAPEUTICS LIMITED

As lead auditor for the review of Kazia Therapeutics Limited for the half-year ended 31 December 2024, I declare that, to the best of my knowledge and belief, there have been:

1.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

2.	No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Kazia Therapeutics Limited and the entities it controlled during the period.

Gareth Few

Director

BDO Australia Ltd

Sydney, 5 June 2025

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of A.C.N. 050 110 275 Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and A.C.N. 050 110 275 Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent r firms. Liability limited by a scheme approved under Professional Standards Legislation.

Kazia Therapeutics Limited Contents 31 December 2024

General information

The financial statements cover Kazia Therapeutics Limited as a Consolidated entity consisting of Kazia Therapeutics Limited and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and presentation currency.

Kazia Therapeutics Limited is a public Consolidated entity limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Three International Towers

Level 24, 300 Barangaroo Avenue

Sydney NSW 2000

A description of the nature of the Consolidated entity’s operations and its principal activities are included in the directors report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 5 June 2025.

Kazia Therapeutics Limited Statement of profit or loss and other comprehensive income For the half-year ended 31 December 2024

		Consolidated
		December	December
	Note	2024 $	2023 $
Revenue and other income
Other income		22,290	5
Finance Income		28,667	6,453
Expenses
Research and development expense		(4,282,101)	(4,327,717)
General and administrative expense		(5,108,573)	(4,555,691)
Fair value (loss)/gain on financial liabilities		(1,999,648)	84,587
Gain/(loss) on revaluation of contingent consideration		750,008	(166,696)

Loss before income tax benefit		(10,589,357)	(8,959,059)
Income tax benefit		135,546	135,546

Loss after income tax benefit for the half-year attributable to the owners of Kazia Therapeutics Limited		(10,453,811)	(8,823,513)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		174,335	(103,687)

Other comprehensive income for the half-year, net of tax		174,335	(103,687)

Total comprehensive income for the half-year attributable to the owners of Kazia Therapeutics Limited		(10,279,476)	(8,927,200)

		Cents	Cents
Basic earnings per share	18	(2.459)	(3.680)
Diluted earnings per share	18	(2.459)	(3.680)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of financial position As at 31 December 2024

		Consolidated
		December
	Note	2024	June 2024
		$	$
Assets
Current assets
Cash and cash equivalents	4	3,064,308	1,657,478
Trade and other receivables	5	96,132	3,896,729
Other assets	6	246,248	591,162

Total current assets		3,406,688	6,145,369

Non-current assets
Intangibles	7	14,465,312	15,400,023
R&D rebate due		40,000	40,000

Total non-current assets		14,505,312	15,440,023

Total assets		17,912,000	21,585,392

Liabilities
Current liabilities
Trade and other payables	8	10,459,756	15,067,945
Other financial liabilities	9	2,017,878	6,478,060
Borrowings	10	140,737	634,191
Employee benefits	11	378,841	364,933
Contingent consideration	12	3,515,233	3,252,904

Total current liabilities		16,512,445	25,798,033

Non-current liabilities
Deferred tax	13	1,882,634	2,018,180
Employee benefits	11	35,800	35,219
Contingent consideration	12	3,288,664	3,751,717

Total non-current liabilities		5,207,098	5,805,116

Total liabilities		21,719,543	31,603,149

Net liabilities		(3,807,543)	(10,017,757)

Equity
Contributed equity	14	117,457,171	101,637,758
Unissued equity	15	380,224	—
Reserves	16	3,443,243	3,474,755
Accumulated losses		(125,088,181)	(115,130,270)

Total deficiency in equity		(3,807,543)	(10,017,757)

The above statement of financial position should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of changes in equity For the half-year ended 31 December 2024

Consolidated	Issued capital $	Unissued equity $	Share based payment reserve $	Foreign currency translation reserve $	Accumulated losses $	Total equity $
Balance at 1 July 2023	97,452,246	—	4,422,666	(741,790)	(89,082,571)	12,050,551
Loss after income tax benefit for the half-year	—	—	—	—	(8,823,513)	(8,823,513)
Other comprehensive income for the half-year, net of tax	—	—	—	(103,687)	—	(103,687)

Total comprehensive income for the half-year	—	—	—	(103,687)	(8,823,513)	(8,927,200)
Transactions with owners in their capacity as owners:
Issue of shares	1,648,187	—	—	—	—	1,648,187
Share issue costs	(320,719)	—	—	—	—	(320,719)
Conversion of convertible promissory note	—	380,224	—	—	—	380,224
Employee share-based payment options	—	—	436,465	—	—	436,465

Balance at 31 December 2023	98,779,714	380,224	4,859,131	(845,477)	(97,906,084)	5,267,508

Consolidated	Issued capital $	Unissued equity $	Share based payment reserve $	Foreign currency translation reserve $	Accumulated losses $	Total equity $
Balance at 1 July 2024	101,637,758	—	4,224,946	(750,191)	(115,130,270)	(10,017,757)
Loss after income tax benefit for the half-year	—	—	—	—	(10,453,811)	(10,453,811)
Other comprehensive income for the half-year, net of tax	—	—	—	174,335	—	174,335

Total comprehensive income for the half-year	—	—	—	174,335	(10,453,811)	(10,279,476)
Issue of shares	16,387,602	—	—	—	—	16,387,602
Transactions with owners in their capacity as owners:
Share issue costs	(187,965)	—	—	—	—	(187,965)
Unissued equity	(380,224)	380,224	—	—	—	—
Revaluation of available-for-sale financial assets	—	—	—	—	—	—
Employee share-based payment options - expired	—	—	(495,900)	—	495,900	—
Employee share-based payment options	—	—	290,053	—	—	290,053

Balance at 31 December 2024	117,457,171	380,224	4,019,099	(575,856)	(125,088,181)	(3,807,543)

The above statement of changes in equity should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of cash flows For the half-year ended 31 December 2024

		Consolidated
		December	December
	Note	2024	2023
		$	$
Cash flows from operating activities
Payments to suppliers (inclusive of GST)		(8,420,244)	(6,295,615)
Interest paid		—	(39,257)

Net cash used in operating activities	19	(8,420,244)	(6,334,872)

Cash flows from financing activities
Proceeds from issue of shares (net of costs)	14	8,561,589	1,327,468
Proceeds from promissory note	15	—	776,670
Repayment of promissory note	15	—	(371,802)
Proceeds from issue of equity and pre-funded warrants	9	1,178,106	3,020,315

Net cash from financing activities		9,739,695	4,752,651

Net increase/(decrease) in cash and cash equivalents		1,319,451	(1,582,221)
Cash and cash equivalents at the beginning of the financial half-year		1,657,478	5,241,197
Effects of exchange rate changes on cash and cash equivalents		87,379	(96,374)

Cash and cash equivalents at the end of the financial half-year	4	3,064,308	3,562,602

The above statement of cash flows should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Notes to the financial statements 31 December 2024

Note 1. Material accounting policy information

These general purpose financial statements for the interim half-year reporting period ended 31 December 2024 have been prepared in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 Interim Financial Reporting.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2024 and any public announcements made by the Consolidated entity during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

Classification and initial measurement of financial assets

The Consolidated entity’s other financial liabilities comprise derivatives in respect of prefunded and ordinary warrants. Prefunded and ordinary warrants are measured at fair value through profit or loss. All transactions costs in relation to the warrants are expensed immediately. Changes to the fair value of the instruments post issue will be recognised in profit or loss.

New or amended Accounting Standards and Interpretations adopted

The Consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (AASB) that are mandatory for the current reporting period. Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Consolidated entity.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2024

Note 1. Material accounting policy information (continued)

Going concern

The half-year financial report has been prepared on a going concern basis, which assumes continuity of normal activities and the realisation of assets and the settlement of liabilities in the ordinary course of business. For the period ended 31 December 2024 the Consolidated Entity incurred a loss after income tax of $10,453,811 (31 December 2023: $8,823,513), was in a net current liability position of $ 13,105,757 (30 June 2024: $19,652,664) and had net cash outflows from operating activities of $8,420,244 (31 December 2023: $6,334,872) for the half-year ended 31 December 2024.

As is often the case with drug development companies, the Company has not generated significant revenues nor does the Company anticipate generating significant revenues in the near future. The ability of the Consolidated Entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities, and from other sources of revenue such as grant funding.

The events and conditions noted above give rise to the existence of a material uncertainty that may cast significant doubt about the Consolidated entity’s ability to continue as a going concern and, therefore, the Consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

The Directors note the following with regards to the ability of the Consolidated entity to continue as a going concern:

•

The at-the-market’ equity program (“ATM”) allows the Company to raise capital dynamically in the market, with no discount, no warrant coverage, and modest banking fees, allowing it to fund operations with minimal dilution to existing shareholders. An ATM with Oppenheimer & Co. Inc. (Oppenheimer) as sales agent was established in May 2022. Under the ATM, Kazia may offer and sell via Oppenheimer, in the form of American Depository Shares (ADSs), with each ADS representing 100 ordinary shares as at 31 December 2024. Subsequent to 31 December 2024 each ADS represents 500 ordinary shares. Further information in relation to this change is detailed in the ‘Matters subsequent to the end of the financial half-year’ and Note 20 of these financial statements. Kazia entered into an Equity Distribution Agreement, dated as of 22 April 2022 (the “Sales Agreement”), with Oppenheimer, acting as sales agent for an initial capacity of US$35 million. On 4 September 2024, the Equity Distribution Agreement was amended to increase the aggregate offering price to US$50 million. From July through December 2024, the Consolidated Entity raised total proceeds of US$4,190,155 using the ATM facility, the remaining capacity of US$36.9 million of its ordinary shares.

•	The Consolidated Entity also raised total proceeds of A$2,496,182 through its equity line of credit facility during the period, the remaining capacity on the equity line of credit is US$12,888,123.

•	On 30 March 2025 the Consolidated entity generated US$1,000,000 on the sale of cantrixil patents and trademarks.

The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore additional funding sources in both Australia and overseas including grant funding, licensing opportunities and equity investment opportunities in the Company

Accordingly, the directors have prepared the consolidated financial statements on a going concern basis. Should the above circumstances not eventuate the entity may be unable to realise its assets and discharge it liabilities in the normal course of business and at the amounts stated in these consolidated financial statements.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2024

Note 2. Critical accounting judgements, estimates and assumptions

When preparing the half-year financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management and will seldom equal the estimated results.

The judgments, estimates and assumptions applied in the half-year financial statements, including key sources of estimation uncertainty were the same as those applied in the Consolidated entity’s last annual financial statements for the year ended 30 June 2024.

Note 3. Expenses

	Consolidated
	December 2024	December 2023
	$	$
Loss before income tax includes the following specific expenses:
Amortisation
Amortisation	934,710	934,705

Interest expense
Borrowings	10,033	39,257
Contingent consideration - Effective interest	223,035	220,484

	233,068	259,741

Superannuation expense
Defined contribution superannuation expense	26,738	48,730

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	1,138,052	1,793,896

Note 4. Cash and cash equivalents

	Consolidated
	December 2024	June 2024
	$	$
Current assets
Cash at bank and on hand	3,064,308	1,657,478

Kazia Therapeutics Limited Notes to the financial statements 31 December 2024

Note 5. Trade and other receivables

	Consolidated
	December 2024	June 2024
	$	$
Current assets
GBM Agile deposit	—	3,756,039
Deposits held	7,687	7,687
BAS receivable	88,445	133,003

	96,132	3,896,729

The GBM Agile deposit was advanced to GCAR at the start of the GBM Agile trial and was refundable if not utilised against trial expenses. The amount has been allocated against expenditure in 2H CY2024.

Note 6. Other assets

	Consolidated
	December 2024	June 2024
	$	$
Current assets
Prepayments	246,248	591,162

Other assets contain the prepayment of invoices in relation to the annual insurance renewal program and an offsetting borrowing for the funding of this prepayment in included in Borrowings - See Note 10 ‘Borrowings’.

Note 7. Intangibles

	Consolidated
	December 2024	June 2024
	$	$
Non-current assets
Licensing agreement - Paxalisib	16,407,788	16,407,788
Less: Accumulated amortisation	(8,877,247)	(8,335,073)

	7,530,541	8,072,715

Licensing agreement - EVT-801	9,813,362	9,813,362
Less: Accumulated amortisation	(2,878,591)	(2,486,054)

	6,934,771	7,327,308

	14,465,312	15,400,023

Kazia Therapeutics Limited Notes to the financial statements 31 December 2024

Note 7. Intangibles (continued)

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	EVT801 licensing agreement	Paxalisib licensing agreement	Total
Consolidated	$	$	$
Balance at 1 July 2024	7,327,308	8,072,715	15,400,023
Amortisation expense	(392,538)	(542,173)	(934,711)

Balance at 31 December 2024	6,934,770	7,530,542	14,465,312

Note 8. Trade and other payables

	Consolidated
	December 2024	June 2024
	$	$
Current liabilities
Trade payables	6,331,896	4,548,255
Accrued and other payables	4,127,860	10,519,690

	10,459,756	15,067,945

Note 9. Other financial liabilities

	Consolidated
	December 2024	June 2024
	$	$
Current liabilities
Prefunded and ordinary warrants	2,017,878	6,478,060

Reconciliation
Reconciliation of the written down values at the beginning and end of the current and previous financial half-year are set out below:
Opening balance	6,478,060	—
Prefunded and ordinary warrants at initial recognition	—	8,599,836
Prefunded warrants exercised	(6,459,830)	(864,930)
Gain on remeasurement of other financial liabilities	1,999,648	(1,256,846)

Closing balance	2,017,878	6,478,060

Kazia Therapeutics Limited Notes to the financial statements 31 December 2024

Note 9. Other financial liabilities (continued)

On 30 November, 2023, the Consolidated Entity entered into the Securities Purchase Agreement with an institutional investor, pursuant to which we issued and sold (A) in a registered direct offering, 2,620,000 ADSs and pre-funded warrants to purchase up to 1,824,445 ADS, and (B) in a concurrent private placement, the Ordinary Warrants to purchase up to 4,444,445 ADSs, for nil consideration, which have an exercise price of US$0.583 per ADS, are exercisable immediately and will expire on 5 June, 2029. The Ordinary Warrants were determined to be classified as a financial liability and a derivative under AASB 132 because they are denominated in a foreign currency, causing the value to vary with the USD/AUD exchange rate and the Consolidated Entity’s share price, requires a smaller net investment, and is settled at a future date. The initial fair value of the Ordinary Warrants was A$3,020,316. Additionally, as a part of the Securities Purchase Agreement, warrants were issued to the broker with an initial fair value of A$132,763. Transaction costs of A$382,463 were incurred. On 21 February, 2024, the pre-funded warrants were exercised.

On the 17 May 2024 the above terms were amended such that the outstanding warrants had an amended exercise price to $0.27 per ADS and new warrant to purchase up to 1,100,000 ADSs issued with an exercise price of $0.27 per ADS.

In connection with the Purchase Agreement with Alumni Capital, the Consolidated Entity issued warrants to purchase ADSs (“Warrant ADS”) that are accounted for at fair value through profit and loss. The Warrant ADS were determined to be classified as a financial liability and a derivative under AASB 132 because they are denominated in a foreign currency, causing the value to vary with the USD/AUD exchange rate and the Consolidated Entity’s share price, requires a smaller net investment, and is settled at a future date. The initial fair value of the warrants issued was A$5,445,887. Alumni Capital can purchase a number of Warrant ADSs from the Consolidated Entity, calculated as 5% of the total commitment amount minus any previous exercises, divided by the exercise price on the exercise date. The exercise price for each Warrant ADS is determined by dividing US$6,000,000 by the total number of ordinary shares on the exercise date, then multiplying by the current ADS to ordinary share ratio.

On 11 July 2024, warrants to purchase 1,100,000 ADSs with an exercise price of $0.27 per ADS were exercised along with 2/3 of the warrants Alumni Capital were entitled to (outlined in the paragraph above). Alumni capital purchased 2,578,648 ADSs for US$0.19390 per ADS as a result of that exercise.

On 28 October 2024, the Consolidated Entity had changed the ratio of its ADSs to Ordinary Shares from one (1) ADS representing ten (10) Ordinary Shares to one (1) ADS representing one hundred (100) Ordinary Shares. There will be no change to our underlying Ordinary Shares, and no Ordinary Shares will be issued or cancelled in connection with the ADS ratio change prior to 28 October 2024. The ratio change impacts outstanding warrants: In accordance with the underlying agreements, in the event of a share dividend or split the defined exercise price of the Warrants must be adjusted by a multiple equivalent to the consolidation ratio , similarly the number of Warrant ADSs that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable for the adjusted number of Warrant ADSs shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

Note 10. Borrowings

	Consolidated
	December 2024	June 2024
	$	$
Current liabilities
Insurance premium funding	140,737	634,191

Borrowings relate to the annual insurance renewal program. An offsetting prepayment of insurance invoices is included in Prepayments - See Note 6 ‘Other assets’.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2024

Note 11. Employee benefits

	Consolidated
	December 2024	June 2024
	$	$
Current liabilities
Annual leave	374,385	364,933
Superannuation payable	4,456	—

	378,841	364,933

Non-current liabilities
Long service leave	35,800	35,219

	414,641	400,152

Note 12. Contingent consideration

	Consolidated
	December 2024	June 2024
	$	$
Current liabilities
Contingent consideration - EVT801	3,515,233	3,252,904

Non-current liabilities
Contingent consideration - Paxalisib	1,354,155	1,265,654
Contingent consideration - EVT801	1,934,509	2,486,063

	3,288,664	3,751,717

	6,803,897	7,004,621

	Consolidated
	December 2024	June 2024
	$	$
Reconciliation of the balance at the beginning and the end of the reporting period is set out below:
Contingent consideration at the start of period (current and non-current)	7,004,621	6,870,783
Interest	232,447	339,436
Foreign currency loss/(gain)	316,836	(86,131)
Gain on revaluation of contingent consideration	(750,007)	(119,467)

	6,803,897	7,004,621

Kazia Therapeutics Limited Notes to the financial statements 31 December 2024

Note 12. Contingent consideration (continued)

Contingent consideration - paxalisib

During the 2017 financial year, the Consolidated Entity acquired the rights to develop and commercialize paxalisib, as part of a business combination.

The acquisition contained four development contingent milestone payments, the first two milestone payment settlements being Kazia shares, and the third and fourth development milestone payment settlements either cash or Kazia shares at the discretion of Kazia. Milestones 1 and 4 have now been paid out, and Milestone 3 has lapsed. Milestone 2 comprises shares to the value of $1,250,000.

Each milestone payment is probability weighted for valuation purposes. Milestone 2 is contingent on the completion of a Phase II clinical trial of the molecule where such trial demonstrates a statistically significant improvement in progression-free survival or other approval endpoint indicated by the US Food and Drug Administration. Based on data received during June 2024, the Directors do not believe that this milestone payment will ultimately be due and payable and as such the probability weighting assigned in the current year remains nil (2024:0%).

Milestone 5 is a revenue-based milestone contingent on net sales, which the Directors expect to ultimately be achieved and has an assigned probability of 100% (2024: 100%). Milestone 5 is discounted to present value, using a discount rate of 9% (2024: 9%) per annum.

Kazia is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance and are not considered as part of the consideration in relation to the Genentech agreement.

Contingent consideration - EVT801

The acquisition of EVT801 has been accounted for at cost, with milestones where the payment is considered probable being recognised as a current or non-current liability at period end, based on the estimated payment date. The key assumptions applied on initial recognition are reassessed in the current periods based on the revised timing of when milestone payments are expected to be paid. Milestone 3 is expected to be paid in Q42025, milestones 4 & 5 are expected to be paid Q42025 and Q32027. Milestone 3 payment has a probability of 100% (2024: 100%), Milestone 4 payment has a probability of 80% (2024: 80%), and Milestone 5 payment has a probability of 49% (2024: 63%) of occurring. Milestones are discounted to present value, using a discount rate of 9% per annum (2024: 9% per annum). The discount rate utilised is based on the incremental borrowing rate at the time of acquisition and is updated to reflect recent market changes. Milestones where the payment is not considered probable at year end have not been accounted for as a liability. The total amount of milestone payments not recognised at year end totals €300,500,000 (A$503,013,057) (2024: €300,500,000 (A$486,167,287)).

Note 13. Deferred tax

	Consolidated
	December 2024	June 2024
	$	$
Non-current liabilities
Deferred tax liability	1,882,634	2,018,180

Amount expected to be settled after more than 12 months	1,882,634	2,018,180

Movements:
Opening balance	2,018,180	2,018,180
Credited to profit or loss	(135,546)	—

Closing balance	1,882,634	2,018,180

Consolidated entity management has completed an analysis of the availability of historical tax losses to offset the deferred tax liability. Accordingly, the Consolidated entity concludes that the historical tax losses are not expected to be available for offset against the deferred tax liability.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2024

Note 14. Contributed equity

	Consolidated
	December 2024	June 2024	December 2024	June 2024
	Shares	Shares	$	$
Ordinary shares - fully paid	483,523,934	332,850,784	117,457,171	101,637,758

Movements in spare share capital

Details	Date	Shares	Issue price	$
Balance	1 July 2024	332,850,784		101,637,758
Conversion of Warrants	1 July 2024	—	$0.0000	6,459,830
Cancellation of convertible note shares	2 July 2024	(5,916,970)	$0.0000	(380,224)
ATM issue of shares No. 37	11 July 2024	14,400,000	$0.1534	2,209,677
Alumni prefunded warrants exercised	11 July 2024	25,786,480	$0.2867	739,536
Armitice prefunded warrants exercised	12 July 2024	11,000,000	$0.0398	438,571
ATM issue of shares No. 38	12 July 2024	5,488,230	$0.1444	792,915
ATM issue of shares No. 39	17 July 2024	4,177,340	$0.1075	449,260
Alumni Equity Line of Credit	17 July 2024	15,000,000	$0.0544	816,373
ATM issue of shares No. 40	08 August 2024	2,061,820	$0.0623	128,633
ATM issue of shares No. 41	12 August 2024	408,270	$0.0641	26,172
ATM issue of shares No. 42	13 August 2024	2,283,350	$0.0617	140,884
ATM issue of shares No. 43	14 August 2024	8,660	$0.0605	525
ATM issue of shares No. 44	27 August 2024	5,250,000	$0.0616	323,403
ATM issue of shares No. 45	28 August 2024	308,700	$0.0590	18,242
ATM issue of shares No. 46	30 August 2024	3,000,000	$0.0615	184,690
ATM issue of shares No. 47	03 September 2024	837,030	$0.0638	53,439
ATM issue of shares No. 48	12 September 2024	16,049,020	$0.0554	889,682
ATM issue of shares No. 49	13 September 2024	2,503,820	$0.0522	130,741
ATM issue of shares No. 50	22 November 2024	442,400	$0.0891	39,420
ATM issue of shares No. 51	25 November 2024	185,100	$0.0881	16,312
Sale of shares of Alumni Capital	11 December 2024	15,000,000	$0.0536	804,869
ATM issue of shares No. 52-59	26 Nov - 11 Dec 2024	5,978,100	$0.0770	466,915
Sale of shares to Alumni Capital	18 December 2024	20,000,000	$0.0437	874,939
ATM issue of shares No. 60	16 December 2024	6,421,800	$0.0595	382,576
Less: share issue transaction costs		—	$0.0000	(187,967)

Balance	31 December 2024	483,523,934		117,457,171

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Consolidated entity in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Consolidated entity does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Share buy-back

There is no current on-market share buy-back.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2024

Note 14. Contributed equity (continued)

Capital risk management

The Consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

The capital structure of the Consolidated entity consists of cash and cash equivalents and equity attributable to equity holders. The overall strategy of the Consolidated entity is to continue its drug development programs, which depends on raising sufficient funds, through a variety of sources including issuing of additional share capital, as may be required from time to time.

The capital risk management policy remains unchanged from the prior year.

Note 15. Unissued equity

On 23 October 2023, the Company entered into a securities purchase agreement with an accredited investor, pursuant to which the Company issued a six-month unsecured convertible promissory note (the “Note”) in the principal amount of A$776,670 (US$500,000). The Note bears interest at a rate of 10% per annum. On 23 December 2023 the investor called upon 50% of the Note, and cash of US$253,014 was paid, which represented US$250,000 of principal and US$3,014 of interest (total payment of A$380,224). The investor exercised their option to receive the remaining 50% in ADSs on 20 December 2023, which resulted in 591,697 ADS to be issued. On 19 June 2024, 591,697 ADSs representing 5,916,970 ordinary shares were issued at a price of A$0.0643 per ordinary share. Subsequent to 30 June 2024, the investor was unable to meet their obligations for transfer of the shares and subsequent to year end the share allocation was cancelled and remains recognised as unissued equity as at 31 December 2024.

Note 16. Reserves

	Consolidated
	December 2024	June 2024
	$	$
Foreign currency reserve	(575,856)	(750,192)
Share-based payments reserve	4,019,099	4,224,947

	3,443,243	3,474,755

Foreign currency reserve

The reserve is used to recognise exchange differences arising from translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Share based payments reserve for Employee Share Option Plan

During the half year there were no issues under the Employee Share Option Plan

Note 17. Dividends

There were no dividends paid, recommended or declared during the current or previous financial half-year.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2024

Note 18. Earnings per share

	Consolidated December 2024	Consolidated December 2023
	$	$
Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(10,453,811)	(8,823,513)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	425,157,427	239,779,384

Weighted average number of ordinary shares used in calculating diluted earnings per share	425,157,427	239,779,384

	Cents	Cents
Basic earnings per share	(2.459)	(3.680)
Diluted earnings per share	(2.459)	(3.680)

Note 19. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	December 2024	December 2023
	$	$
Loss after income tax benefit for the half-year	(10,453,811)	(8,823,513)
Adjustments for:
Depreciation and amortisation	934,711	934,705
Share-based payments	464,387	436,465
Foreign exchange differences	229,356	(13,063)
Fair value losses on financial assets at fair value through profit or loss	1,999,648	(84,587)
Loss on contingent consideration	(750,007)	166,696
Contingent consideration interest	232,447	220,484
Change in operating assets and liabilities:
Decrease in trade and other receivables	44,560	274,618
Increase/(decrease) in GBM Agile deposit	—	(115,213)
(Decrease)/increase in prepayments	345,311	929,125
(Decrease)/increase in insurance premium funding	(493,454)	(1,437,200)
Increase/(decrease) in trade and other payables	(852,050)	1,657,728
Decrease in deferred tax liabilities	(135,546)	(135,546)
(Decrease)/increase in employee benefits	14,204	(345,571)

Net cash used in operating activities	(8,420,244)	(6,334,872)

Kazia Therapeutics Limited Notes to the financial statements 31 December 2024

Note 20. Events after the reporting period

On 14 January 2025 the company executed a direct offering with existing fundamental healthcare investor, Alumni Capital LP, of 1,333,333 of the Company’s American Depositary Shares (“ADSs”) (or ADS equivalents in lieu thereof), each ADS representing 100 ordinary shares of the Company, at a purchase price of US$1.50 per ADS (or ADS equivalent in lieu thereof) and concurrent private placement of unregistered warrants to purchase up to an aggregate of 1,333,333 ADSs. The warrants will have an exercise price of US$1.50 per ADS, will be immediately exercisable upon issuance, and will expire five and one-half years from the date of issuance.

Additionally, on 14 January 2025, Maxim (broker) received 40,000 warrants - ex price $1.50 with an expiry of 14 July 2030

Further, Alumni Capital LP received 553,440 ADSs paying US$1.50 per ADS for a total of US$830,160 and received 779,893 pre-funded warrants with an ex-price of US$0.0001 paying US$1.4999 per prefunded warrant for a total of US$1,169,839.50. All 779,893 warrants were exercised on 30 January 2025. After fees of $139,999.98 were paid, the Company received US$1,859,999.52.

On 11 February 2025, the company executed a pull down against the existing ELOC agreement with Alumni Capital LP, in the amount of US$575,700 for 600,000 ADSs

On 31 March 2025, the Company announced the sale of all intellectual property and trademarks rights to Cantrixil for US$1 million.

On 1 April 2025, Kazia announced that it planned to affect an ADS ratio change to change the ratio of ADSs to ordinary shares from one ADS to one hundred ordinary shares to the new ratio of one ADS to five hundred ordinary shares. The ADS ratio change will have the same effect as a one-for-five reverse ADS split for Kazia’s ADS holders. There will be no change to Kazia’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS ratio change. The ADS ratio change became effective on 17 April 2025.

On 12 May 2025, the company executed a pull down against the existing ELOC agreement with Alumni Capital LP, in the amount of US$91,770 for 30,000 ADSs.

On 12 May 2025, the Company received a notification (the Notification) from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (Nasdaq) notifying the Company that from 28 March 2025 to 9 May 2025, the Company’s Market Value of Listed Securities (MVLS) was below the minimum of $35 million. The Notification has no immediate impact on the Company’s operations or listing and Kazia’s American Depositary Shares (ADSs) will continue to trade on the Nasdaq Capital Market under the ticker “KZIA”. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has 180 calendar days to regain compliance with the MVLS Requirement.

No other matter or circumstance has arisen since 31 December 2024 that has significantly affected, or may significantly affect the Consolidated entity’s operations, the results of those operations, or the Consolidated entity’s state of affairs in future financial years.

Kazia Therapeutics Limited Directors’ declaration 31 December 2024

In the directors’ opinion:

•

the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•

the attached financial statements and notes give a true and fair view of the Consolidated entity’s financial position as at 31 December 2024 and of its performance for the financial half-year ended on that date; and

•	there are reasonable grounds to believe that the Consolidated entity will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Steven Coffey
Steven Coffey
Board Member 5 June 2025
Sydney

Kazia Therapeutics Limited Independent auditor’s review report to the members of Kazia Therapeutics Limited

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Parkline Place Level 25, 252 Pitt Street Sydney NSW 2000 Australia

INDEPENDENT AUDITOR’S REVIEW REPORT

To the members of Kazia Therapeutics Limited

Report on the Half-Year Financial Report

Conclusion

We have reviewed the half-year financial report of (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2024, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year ended on that date, material account policy information and other explanatory information, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of the Group does not comply with the Corporations Act 2001 including:

i.	Giving a true and fair view of the Group’s financial position as at 31 December 2024 and of its financial performance for the half-year ended on that date; and

ii.	Complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001 which has been given to the directors of the Company, would be the same terms if given to the directors as at the time of this auditor’s review report.

Material uncertainty relating to going concern

We draw attention to Note 1 in the financial report which describes the events and/or conditions which give rise to the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern and therefore the Group may be unable to realise its assets and

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of A.C.N. 050 110 275 Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and A.C.N. 050 110 275 Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

Kazia Therapeutics Limited Independent auditor’s review report to the members of Kazia Therapeutics Limited discharge its liabilities in the normal course of business. Our conclusion is not modified in respect of this matter.

Responsibility of the directors for the financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is true and fair and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility for the review of the financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2024 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

BDO Australia Ltd

Gareth Few

Director

Sydney, 5 June 2025